No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8:
Foreign Ex
Metals and M... Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

07025082

27 June 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note this mailing covers the period 6 June to 27 June inclusive.

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JUL 1 3 2007
THOMSON
FINANCIAL

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,566
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $28.74 4,400 @ $30.51 2,500 @ $32.75 1,666 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,566 on 27/06/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	264,291,873 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,077,608 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker? | |

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 June 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

2' 07

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	2 May 2007 re Macquarie CountryWide Trust ("MCW") units and 9 February 2005 re: Macquarie Communications Infrastructure Group ("MCIG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	• 26 June 2007 re: MCW units; and • 27 June 2007 re: MCIG stapled securities.
No. of securities held prior to change	• 110,000 MCW units; and • 50,000 MCIG stapled securities.
Class	• MCW units; and • MCIG stapled securities.
Number acquired	• 2,415 MCW units; and • 819 MCIG stapled securities.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $2.07 per MCW unit; and • $6.10 per MCIG stapled security.
No. of securities held after change	• 112,415 MCW units; and • 50,819 MCIG stapled securities.

G:\CAG\COS\DLeong\BRD\ASX notices\MCCANN\hkm27062007.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MCW units acquired pursuant to the Unitholder Purchase Plan; and • MCIG stapled securities acquired pursuant to the Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 June 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	36,200 @ $30.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	36,200 shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	36,200 on 26/06/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	264,278,307	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,091,174	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 June 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	912,076
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	912,076 @ $87.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	912,076 shares were issued under the Macquarie Bank Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	912,076 on 25/06/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	264,242,107	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,131,374	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 June 2007
(Assistant Company Secretary)

Print name: Amelia Cho

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	4 June 2007 re Macquarie Communications Infrastructure Group ("MCIG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MCIG stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; and • MCIG stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	• 18 June 2007 re MCIG stapled securities acquired by John Allpass Pty Limited; and • 19 June 2007 re MCIG stapled securities acquired by Allpass Investments Pty Limited.
No. of securities held prior to change	• 39,058 MCIG stapled securities held by John Allpass Pty Limited; and • 8,000 MCIG stapled securities held by Allpass Investments Pty Limited.
Class	MCIG stapled securities.
Number acquired	• 5,000 MCIG stapled securities acquired by John Allpass Pty Limited; and • 5,000 MCIG stapled securities acquired by Allpass Investments Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $6.05 per MCIG stapled security acquired on 18 June 2007; and • $6.08 per MCIG stapled security acquired on 19 June 2007.

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga21062007.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 44,058 MCIG stapled securities held by John Allpass Pty Limited; and • 13,000 MCIG stapled securities held by Allpass Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	MCIG stapled securities acquired via on-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 June 2007

Macquarie Bank Limited

UBS Sixth Annual Australian Financial Services Conference

On the theme Acquisition or Organic Growth

Allan Moss, Managing Director & Chief Executive Officer
Andrew Downe, Group Head – Treasury and Commodities

21 June 2007

Disclaimer

This material has been prepared for professional investors

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie)

2

Profit of almost $A1.5 billion

60% increase on pcp
Almost 6 times the level of 5 years ago


$Am
1,600
1,400
1,200
1,000
800
600
400
200
0
$A260m
$A333m
$A494m
$A812m
$A916m
$A1.46b
2002
2003
2004
2005
2006
2007

3

EPS of almost $A6.00

48% increase on pcp
4.5 times the level of 5 years ago


Acps
600
500
400
300
200
100
0
133cps
166cps
233cps
370cps
400cps
592cps
2002
2003
2004
2005
2006
2007

4

Dividend of $A3.15

47% increase on pcp
3.4 times the level of 5 years ago

- 54% payout ratio on total dividends for year ended 31 March 2007, 100% franked


Acps
350
300
250
200
150
100
50
0
Special dividend
93cps
143cps
122cps
201cps
215cps
315cps
2002
2003
2004
2005
2006
2007

5

Income of $A7.2 billion

49% increase on pcp
Almost 4 times the level of 5 years ago


$Am
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$A1.8b
$A2.2b
$A2.8b
$A4.2b
$A4.8b
$A7.2b
2002
2003
2004
2005
2006
2007

6



Almost 5 times the level of 5 years ago
$Ab
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Real Estate
Infrastructure
$A41.3b
$A52.3b
$A62.6b
$A96.7b
$A140.3b
$A197.2b
2002
2003
2004
2005
2006
2007
7



70% increase on pcp
$US/$A exchange rate strengthened from $0.53 at 31 Mar 2002 to $0.81 at 31 Mar 2007
$Am
$A384m
$A432m
$A696m
$A1.3b
$A2.0b
$A3.46b
2002
2003
2004
2005
2006
2007
8



staff
More than double the level of 5 years ago
International staff almost 40% up on pcp. More than 5 times the level of 5 years ago
Headcount
4726
4,839
5,716
6,556
8,183
10,023
2002
2003
2004
2005
2006
2007
9



Full service in Australia
Organic
Acquisition
Joint Venture / Alliance
Boutique Acquisition/ Team Hire
Corporate finance and advisory
Equity capital markets
Retail & wholesale funds management
Treasury & debt markets
Real estate investment banking
Equipment and other leasing
Equity derivatives
Banking & securitised lending
Futures broking
Financial products
Commodities
Private client broking
Full Service
Broad Investment Banking in New Zealand
Staff: 113
Retail financial services
Corporate finance & advisory
Infrastructure funds management
Institutional cash equities & research
Treasury & commodity derivatives
10



Broad investment banking in Asia
Organic
Acquisition
Joint Venture / Alliance
Boutique Acquisition/ Team Hire
Corporate finance & advisory
Equity capital markets
Institutional cash equities & research
Infrastructure advisory and funds mgt
Real estate advisory and funds mgt
Equity derivatives
Commodity derivatives
Futures broking
FX trading
Real estate structured finance & advisory
Real estate development
Leasing
Financial products
Private client broking
11



Organic
Acquisition
Joint Venture / Alliance
Corporate finance & advisory
Institutional cash equities & research
Infrastructure funds mgt
Infrastructure finance & advisory
Real estate funds mgt
Real estate structured finance & advisory
Real estate development
Equity derivatives
Energy capital (oil and gas finance)
Commodity derivatives and structured products
Equipment leasing
Physical gas trading
Power trading
Emerging market bond broking
Residential mortgages
Other specialist funds management
12

Focused businesses in Europe, Africa & the Middle East
Staff 1006

● Organic ● Acquisition ● Joint Venture / Alliance ○ Boutique Acquisition/ Team Hire

- Corporate finance & advisory ● ●
- Institutional cash equities & research ● ●
- Infrastructure and other specialist funds mgt ● ●
- Infrastructure finance & advisory ● ○
- Real estate structured finance & advisory ● ●
- Equity derivatives & structured products ● ●
- Treasury and commodities ●
- Futures broking ●
- Leasing ●
- Physical gas supply ●
- Residential mortgages ○



Our history of evolution includes organic growth, acquisitions, JV/alliances and boutique acquisition/team hires

- Organic growth
  - New products, new markets
  - Adjacent opportunities
- Selective acquisitions include
  - Bankers Trust Australia (1999)
  - ING Asian cash equities sales (2004)
  - Cook Energy (2005)
- Joint venture/alliances in international markets with local partners include
  - Macquarie First South (South Africa)
  - Abu Dhabi Commercial Bank (UAE) (alliances with ADCB in investment banking, real estate and treasury and commodities)
  - TMB Macquarie Securities (Thailand)
- Boutique acquisition/team hires include
  - Specialist airports team (2000)
  - Italian mortgages team (2004)
  - Specialist ports team (2006)

The organic model: Adjacency e.g. our specialist funds


General project finance
Hills Motorway
Roads (MIG)
Airports (MAP) & Comm. Towers (MCG)
Macquarie European Infrastructure Fund (Europe)
Macquarie Infrastructure Company (USA)

Broad decision criteria for acquisitions and boutique acquisition/team hires

- Opportunity
- Need for critical mass
- Specialist skills required
- Price
- Desire for geographic expansion
- Criteria of adjacency is still relevant

Growing strategically in Australia and in international markets

● Acquisition ● Joint Venture / Alliance ○ Boutique Acquisition/ Team Hire


1999
2000
2001
2002
2003
2004
2005
2006
2007

Putting the Investment Banking and Real Estate funds into perspective

- 7%* – operating income derived from Investment Banking (IBF) and Real Estate (REF) fund base fees and performance fees
- Approx 3.5%* – operating income derived from IBF and REF advisory and underwriting fees (including joint venture managed funds)
- Less than 1%* – operating income derived from sale of assets from MBL to IBF and REF
- Investment discipline
  - IBF has delivered a compound annual return of 20.2% since inception 13 years ago[1]
  - REF listed property trusts have delivered compound annual return of 17.9% over the past 10 years, outperforming most major global REIT indices[2]
  - Many more assets reviewed and rejected than acquired and request to lift offer price frequently declined
  - Assets purchased by funds
    - IBF – less than 1% by value of assets purchased during FY07 were purchased from MBL
    - REF – less than 6% by value of assets purchased during FY07 were purchased from MBL

Putting the Investment Banking and Real Estate funds into perspective

- Sale of assets
  - Funds' general policy to be long-term owners of assets
  - Asset prices on material sales to third parties have in all cases exceeded directors' valuations
    - IBF realising 2.3 x equity invested, 27% IRR
  - Sale between funds nominal
    - IBF, 33 acquisitions completed FY 2007, only two from one fund to another (or only 5% by value)
    - REF, no property transactions between funds in FY 2007
    - Subject to rigorous independent valuation and review process
- Valuations
  - Conservative compared to average analyst valuations and equity partner valuations
- Average gearing of assets managed by specialist funds
  - IBF – 58% (debt / debt + equity)
  - REF – 48% (debt / debt + equity)

19

Treasury and Commodities Group
Andrew Downe, Group Head

Agenda

1. Growing people internationally
2. Growing profits internationally
3. The future – key growth drivers
   - Macquarie Cook Energy (acquisition)
   - Energy Capital (boutique acquisition/team hire)
   - Futures (organic growth)
   - Macquarie Cook Power (boutique acquisition/team hire)
4. Conclusion "Acquisition or organic growth?"

20

Growing people internationally

Staff Headcount, International Growth



700
600
500
400
300
200
100
0
Domestic
International
FY01
FY02
FY03
FY04
FY05
FY06
FY07

21

Staff locations



EUROPE & MIDDLE EAST
97 staff
ASIA
27 staff
NORTH AMERICA
163 staff
AUSTRALIA/NZ
270 staff
SOUTH AMERICA
13 staff

22

TCG Profit and Contribution

More than 4 times growth in profitability over 6 years

Profit (indexed 2002 = 100)



600
500
400
300
200
100
0
FY02
FY03
FY04
FY05
FY06
FY07
TCG contribution to profit
14%*

23

Growing profit internationally

Substantial increase in contribution of profit generated outside Australia

Profit Domestic vs International (indexed 2002 = 100)



450
400
350
300
250
200
150
100
50
0
Domestic
International
FY02
FY03
FY04
FY05
FY06
FY07
Income by region (FY 2007)
Australia
Americas
Asia-Pacific
UK/Europe/Middle East

24

The future & key growth drivers

Future

- We expect strong transaction activity levels to continue
- Deal pipeline remains strong
- Competition on both transaction level and for staff
- Key Growth drivers are predominantly coming from overseas. Continued International expansion through:
  - ➢ acquisition of businesses
  - ➢ organic growth
  - ➢ boutique acquisition/team hire

25

Macquarie Cook Energy (acquisition)

Leading Physical US Natural Gas Business acquired in 2005

- Cook Energy had a physical business, a good customer base; track record and a brand
- Macquarie added Balance Sheet and expanded product range including derivatives capabilities



Combining the skills

- Macquarie Cook Energy has the ability to own and control US natural gas assets; and
- Provides access into the related power sector and power infrastructure funds

26

Energy Capital (boutique acquisition/team hire)

Boutique hire of small team in Houston. Team came with successful transaction track record, good industry knowledge and contacts

- Macquarie added Balance Sheet; derivatives capabilities and brand
- Initially the business focused on oil and gas mezzanine finance in North America
- Now diversified to senior debt, hedging and equity (public and private) across Americas, Europe and Asia
- Team has expanded to 23 including staff in London and Sydney



27

Futures — into Asia (organic growth)

- Collaboration with Macquarie Securities Division to maximise product offering post ING acquisition
- TCG Futures provides futures and options expertise to MacSec customer base in Asia
- Active in India, Hong Kong and Korea
- Potential to expand to Japan, Taiwan, Thailand and Singapore
- As Macquarie Securities customer base broadens across the region, we expect to see organic growth of Futures product offering to the enlarged customer base



28

Macquarie Cook Power (boutique acquisition/team hire)

- Boutique hire of a small team with knowledge and experience in the US power market
- The combined industrial know-how leverages natural gas & power relationships
- Both Natural Gas and Power offers physical market capability and utilises similar operating platform
- Potential to own and operate merchant assets



29

Acquisition or Organic Growth?

- We are growing through a combination of:
  - — acquisitions
  - — organic growth
  - — boutique acquisition/team hire
- We expect further growth using all three strategies

30

Macquarie Bank Limited

UBS Sixth Annual Australian Financial Services Conference

On the theme
Acquisitions vs Organic Growth

Allan Moss, Managing Director & Chief Executive Officer
Andrew Downe, Group Head – Treasury and Commodities

21 June 2007

Glossary

AGAAP	Australian Generally Accepted Accounting Principles
A$/$A	Australian dollar
b	Billion
cps	cents per share
EPS	Earnings Per Share
FMG	Funds Management Group
FSG	Financial Services Group
FX	Foreign Exchange
FY	Full Year
JV	Joint Venture
m	Million
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCIG	Macquarie Communications Infrastructure Group
MIG	Macquarie Infrastructure Group
pcp	prior corresponding period
TCG	Treasury and Commodities Group
UK	United Kingdom
US	United States of America
US/US	US Dollar

32

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,234
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	6,666 @ $28.74 15,068 @ $30.51 500 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,234 on 21/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,330,031	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,096,774 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

+ See chapter 19 for defined terms.

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,310
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	8,332 @ $29.00 14,800 @ $30.51 3,333 @ $32.75 1,845 @ $61.79
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28,310 on 20/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,307,797	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,081,008	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,214
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,334 @ \$28.74 5,000 @ \$30.51 2,880 @ \$63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,214 on 19/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,279,487	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,145,701	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

+ See chapter 19 for defined terms.

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

18 June 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE
BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 15 June 2007, was 0.90%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	72,004
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	13,703 @ $28.74 39,304 @ $30.51 1,666 @ $32.26 2,500 @ $32.75 4,166 @ $33.00 4,833 @ $33.11 1,666 @ $36.99 4,166 @ $47.82
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	72,004 on 18/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,270,273	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,154,915	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,731
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $21.12 3,332 @ $28.74 5,235 @ $30.51 4,166 @ $31.31 330 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,731 on 15/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,198,269	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,226,919	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

+ See chapter 19 for defined terms.

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

15 June 2007

Company Announcements Office
Australian Stock Exchange Limited
Via: ASX Online

Dear Sirs

ASX waiver from Listing Rule 14.11

Macquarie Bank Limited (the "Bank") advises that it has been granted a waiver from Listing Rule 14.11 of the Australian Stock Exchange Listing Rules to the extent necessary to not comply with the voting exclusion statement for two agenda items under Listing Rule 10.14 and one agenda item under Listing Rule 10.17 (the "Items") which will be contained in the notice of the 2007 Annual General Meeting of the Bank. The waiver permits the Bank not to disregard any votes cast on the Items by trustees of trusts in relation to which a director of the Bank benefits, or is capable of benefiting (the "Voting Director") (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the Voting Director) such that:

1. a trustee of a unit trust in which a Voting Director holds less than 20% of the trust units; or

2. a trustee of a fixed trust (other than a unit trust) in which a Voting Director has a beneficial interest in less than 20% of the trust assets,

is not excluded from voting on the Items.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

14 June 2007

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 April 2007, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $35.31 each and expiring on 24 May 2007 (MBL0103);
- 118,917 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 668 options exercisable at $33.06 each and expiring on 28 August 2007 (MBL0122);
- 3,250 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 5,434 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 4,168 options exercisable at $25.92 each and expiring on 13 May 2008 (MBL0181);
- 10,000 options exercisable at $24.58 each and expiring on 22 May 2008 (MBL0182);
- 1,668 options exercisable at $24.25 each and expiring on 26 May 2008 (MBL0184);
- 1,668 options exercisable at $24.98 each and expiring on 16 July 2008 (MBL0188);

- 69,523 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 24,814 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 3,332 options exercisable at $29.91 each and expiring on 23 October 2008 (MBL0220);
- 1,250 options exercisable at $31.18 each and expiring on 31 October 2008 (MBL0225);
- 8,332 options exercisable at $34.78 each and expiring on 8 January 2009 (MBL0247);
- 2,166 options exercisable at $33.95 each and expiring on 22 January 2009 (MBL0249);
- 8,334 options exercisable at $28.96 each and expiring on 2 February 2009 (MBL0250);
- 2,733 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0254);
- 1,666 options exercisable at $36.71 each and expiring on 8 April 2009 (MBL0260);
- 1,666 options exercisable at $35.54 each and expiring on 22 April 2009 (MBL0261);
- 4,000 options exercisable at $34.66 each and expiring on 10 May 2009 (MBL0262);
- 3,332 options exercisable at $33.00 each and expiring on 24 May 2009 (MBL0263);
- 24,345 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 20,696 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 12,997 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 5,166 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 6,666 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 1,400 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 166 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 1,666 options exercisable at $32.75 each and expiring on 8 November 2009 (MBL0276);
- 1,666 options exercisable at $46.97 each and expiring on 10 January

2010 (MBL0284);

- 4,166 options exercisable at $47.28 each and expiring on 10 January 2010 (MBL0285);
- 6,886 options exercisable at $49.16 each and expiring on 22 February 2010 (MBL0291);
- 2,466 options exercisable at $49.51 each and expiring on 8 March 2010 (MBL0292);
- 8,332 options exercisable at $49.57 each and expiring on 22 March 2010 (MBL0293);
- 15,830 options exercisable at $47.82 each and expiring on 8 April 2010 (MBL0294);
- 3,332 options exercisable at $49.18 each and expiring on 23 May 2010 (MBL0298);
- 8,130 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 8,334 options exercisable at $32.26 each and expiring on 10 January 2010 (MBL0311); and
- 17,164 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

Also, on 21 May 2007, 8,620,690 fully paid ordinary shares were issued at a price of $87.00 each via an institutional private placement.

Thus, as at 31 May 2007 the number of issued fully paid ordinary $1.00 shares was 262,989,892.

During the period 1 May to 31 May 2007 (inclusive), the following new options have been issued:

- 5,000 options exercisable at $63.42 each and expiring on 22 July 2010 (MBL0369);
- 4,000 options exercisable at $70.60 each and expiring on 22 November 2010 (MBL0370);
- 121,000 options exercisable at $89.76 each and expiring on 8 May 2012 (MBL0371); and
- 120,000 options exercisable at $94.48 each and expiring on 22 May 2012 (MBL0372).

During the period 1 May 2007 to 31 May 2007 (inclusive), the following options have lapsed unexercised:

- 834 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,334 options exercisable at $32.75 each and expiring on 9 August 2009

(MBL0268);

- 1,000 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 8,334 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 8,334 options exercisable at $47.82 each and expiring on 8 April 2010 (MBL0294);
- 5,000 options exercisable at $63.42 each and expiring on 22 July 2010 (MBL0304);
- 4,060 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 4,000 options exercisable at $70.60 each and expiring on 22 November 2010 (MBL0320);
- 4,000 options exercisable at $65.95 each and expiring on 22 June 2011 (MBL0336);
- 4,000 options exercisable at $62.75 each and expiring on 22 July 2011 (MBL0338); and
- 7,910 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

The number of options on issue at 31 May 2007 was 34,435,296 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 May 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0109	3,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0118	868,184	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0124	119,869	$30.51	30/08/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	46,540	$30.51	11/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	140,935	$30.51	24/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0171	4,168	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0185	1,668	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,125,072	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008

Listing of Macquarie Bank Limited Options

As at 31 May 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	384,931	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	13,449	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	1,668	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	13,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	2,750	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	4,166	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	4,168	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	4,168	$33.95	22/01/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	3,336	$33.45	09/02/2009
MBL0253	6,668	$33.45	09/02/2009
MBL0254	10,603	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009

Listing of Macquarie Bank Limited Options

As at 31 May 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0256	27,502	$33.76	08/03/2009
MBL0257	11,668	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	27,502	$36.71	08/04/2009
MBL0261	20,836	$35.54	22/04/2009
MBL0262	31,000	$34.66	10/05/2009
MBL0263	35,003	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,152,150	$33.11	22/07/2009
MBL0268	2,246,540	$32.75	09/08/2009
MBL0269	1,881,188	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	571,405	$34.60	08/09/2009
MBL0272	147,073	$35.28	22/09/2009
MBL0273	158,823	$36.99	08/10/2009
MBL0274	68,068	$39.64	22/10/2009
MBL0275	62,870	$40.81	08/11/2009
MBL0276	85,868	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	40,519	$41.72	22/11/2009
MBL0279	97,403	$32.75	22/11/2009
MBL0280	45,134	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	8,334	$46.97	10/01/2010
MBL0285	18,334	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0291	67,984	$49.16	22/02/2010
MBL0292	24,168	$49.51	08/03/2010
MBL0293	26,668	$49.57	22/03/2010
MBL0294	54,168	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010

Listing of Macquarie Bank Limited Options

As at 31 May 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0298	25,713	$49.18	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	83,000	$60.41	08/07/2010
MBL0304	32,500	$63.42	22/07/2010
MBL0305	8,624,805	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	65,000	$63.33	22/08/2010
MBL0309	105,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	54,000	$66.92	08/11/2010
MBL0320	57,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	42,000	$70.47	23/01/2011
MBL0325	97,000	$63.09	08/02/2011
MBL0326	961	$32.26	23/08/2009
MBL0327	25,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	80,900	$68.01	10/04/2011
MBL0331	39,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	75,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	38,000	$62.75	22/07/2011
MBL0339	10,070,383	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011

Listing of Macquarie Bank Limited Options

As at 31 May 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	190,000	$64.43	08/09/2011
MBL0346	2,000	$61.79	22/09/2011
MBL0347	50,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	49,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
MBL0358	68,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
MBL0362	35,000	$80.01	08/03/2012
MBL0363	98,000	$80.04	22/03/2012
MBL0364	4,000	$60.99	22/03/2012
MBL0365	12,500	$47.82	23/05/2010
MBL0366	75,000	$85.30	10/04/2012
MBL0367	280,179	$87.73	23/04/2012
MBL0368	5,000	$60.41	08/07/2010
MBL0369	5,000	$63.42	22/07/2010
MBL0370	4,000	$70.60	22/11/2010
MBL0371	121,000	$89.76	08/05/2012
MBL0372	120,000	$94.48	22/05/2012
	34,435,296		

Notice of Annual General Meeting 19 July 2007

MACQUARIE BANK LIMITED
ACN 008 583 542

MACQUARIE BANK

10.30 AM, THE GRAND BALLROOM
LOWER LEVEL, THE WESTIN SYDNEY,
NO. 1 MARTIN PLACE, SYDNEY, NSW

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

13 June 2007

MACQUARIE
BANK

Dear Shareholder

Please find enclosed notice of the 2007 Annual General Meeting of Macquarie Bank Limited (the "Bank") which will be held in the Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 19 July 2007, at 10.30 am.

The Managing Director and I will comment briefly on the Bank's performance during the year to 31 March 2007 at the meeting and you are also referred to the comments in the Bank's 2007 Annual Review for further information.

The meeting will cover the ordinary business transacted annually, together with the following special business:

- an increase in the maximum aggregate remuneration for Non-Executive Voting Directors; and
- the issue of options to Executive Voting Directors.

If you are unable to attend the meeting, please appoint a proxy to attend and vote on your behalf, either online using the share registry's website www.computershare.com/au/proxy/mbl or using the enclosed proxy form.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your registration. I look forward to seeing you then.

Yours faithfully

David S Clarke
Chairman

Notice is hereby given that the 2007 Annual General Meeting of Macquarie Bank Limited (ACN 008 583 542) (the "Bank"), will be held in the Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 19 July 2007, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1. Financial Statements

To consider and receive the Financial Report, the Directors' Report and the Auditor's Report of the Bank for the year ended 31 March 2007.

2. Remuneration Report

To consider and, if thought fit, to pass the following as an ordinary resolution:

To adopt the Remuneration Report of the Bank for the year ended 31 March 2007.

3. Re-election of Mr DS Clarke as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr DS Clarke be re-elected as a Voting Director of the Bank.

4. Re-election of Ms CB Livingstone as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Ms CB Livingstone be re-elected as a Voting Director of the Bank.

5. Election of Mr PH Warne as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr PH Warne, having been appointed as a Voting Director since the last general meeting, be elected as a Voting Director of the Bank.

Special Business

6. Voting Directors' Maximum Aggregate Remuneration for acting as Voting Directors

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the annual remuneration of the Voting Directors for acting as Voting Directors, for the years from and including the year commencing on 1 July 2007, be increased by $1,000,000 from $2,000,000 to such annual sum, not exceeding $3,000,000, as the Voting Directors determine, to be divided in accordance with the Bank's Constitution.

Approval of Executive Voting Directors' Participation in the Employee Share Option Plan

7. Mr AE Moss

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 159,400 options, by Mr AE Moss, Managing Director or, if Mr Moss so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Moss or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Bank,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

8. Mr LG Cox

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 9,000 options, by Mr LG Cox, Executive Director or, if Mr Cox so

elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Cox or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Bank,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

Voting Exclusion Statement

The Bank will disregard any votes cast on Items 6, 7 and 8 by any Voting Director and any associate of a Voting Director. However, the Bank need not disregard a vote if:

a) it is cast by a Voting Director or any associate of a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ASX has granted a waiver allowing the Bank to limit the application of ASX Listing Rule 14.11 to trustees of trusts in relation to which a Voting Director benefits, or is capable of benefiting (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the relevant Voting Director), such that:

a) a trustee of a unit trust in which a relevant Voting Director holds less than 20% of the trust units; or

b) a trustee of a fixed trust (other than a unit trust) in which a relevant Voting Director has a beneficial interest in less than 20% of the trust assets,

is not excluded from voting on Items 6, 7 and 8.

By order of the Board



Dennis Leong
Company Secretary
Sydney, 13 June 2007

Notes

1. Proxies

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. A proxy form and a reply paid envelope have been included for shareholders with this Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

A proxy need not be a shareholder. Votes may be cast "For", "Against" or you may "Abstain" from voting on a resolution. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box. If you place a mark in the "Abstain" box, your votes will not be counted in computing the required majority on a poll.

2. Online Proxy Facility

You may also submit your proxy appointment online by visiting the webpage: www.computershare.com/au/proxy/mbl. To use this online proxy facility, you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your proxy form through the facility by no later than **10.30 am (Sydney time) on Tuesday, 17 July 2007**. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for some shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you lodge your proxy using this facility.

3. Proxy Delivery

Proxies given by post, fax or delivery must be received by the Bank's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne,

Victoria, 3001 (facsimile number (03) 9473 2118) or at Level 2, 60 Carrington Street, Sydney, NSW, 2000 or at the Bank's registered office in the ACT, by no later than **10.30 am (Sydney time) on Tuesday, 17 July 2007**. Any revocations of proxies (including online proxies) must be received at one of these places before the commencement of the meeting, or at the registration desk at The Westin Sydney for the 2007 Annual General Meeting from 9.30 am on the day of the meeting until the commencement of the meeting.

4. Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Bank's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number in 3. above, or at the Bank's registered office in the ACT, by no later than **10.30 am (Sydney time) on Tuesday, 17 July 2007**, unless the power of attorney has been previously lodged with the Bank's share registry for notation.

5. Corporate Representatives

If a corporate shareholder wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of certificate may be obtained from the Bank's share registry.

6. Shareholders Eligible to Vote

Pursuant to Regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)*, the holders of the Bank's ordinary shares for the purposes of the meeting, will be those registered holders of the Bank's ordinary shares at 7.00 pm (Sydney time) on Tuesday, 17 July 2007.

This Notice of Meeting is also being sent to holders of Macquarie Income Securities. Holders of these securities may attend the Annual General Meeting but are not entitled to vote on any of the proposed resolutions.

7. Voting at the Meeting

In light of the large number of proxy votes which are usually received from the Bank's shareholders, it is intended that voting on each of the proposed resolutions at this meeting will be conducted by poll, rather than on a show of hands.

8. Definitions

The terms "Voting Director" and "Executive Voting Director" are defined in the Explanatory Notes on Items of Business accompanying this Notice of Meeting.

Item 1: Financial Statements

As required by section 317 of the *Corporations Act 2001 (Cth)* (the "Act"), the Financial Report, Directors' Report and Auditor's Report of Macquarie Bank Limited (the "Bank" or "Macquarie") for the most recent financial year will be laid before the meeting.

Shareholders will be provided with the opportunity to ask questions about the reports or about the Bank generally but there will be no formal resolution put to the meeting.

Item 2: Remuneration Report

As required by section 250R(2) of the Act, a resolution that the Bank's Remuneration Report be adopted must be put to the vote. The Report is contained within the Directors' Report in the Bank's 2007 Annual Review on pages 47 to 90.

Section 250R(3) of the Act provides that the vote on the resolution is advisory only and does not bind the Voting Directors or the Bank.

Shareholders will be provided with the opportunity to ask questions about or make comments on the Remuneration Report.

The following paragraphs summarise the objectives and governance framework that apply to the Bank's remuneration arrangements, as presented in more detail in the Remuneration Report.

Objectives

With only incremental variations, Macquarie's executive remuneration approach has been in place since the Bank commenced business in 1985.

The Bank is facing an increasingly competitive remuneration environment, with growing competition for quality staff amongst investment banks and between investment banks and private equity firms. Losing valued staff for compensation reasons is not in the Bank's or shareholders' interests, so it is essential that the Bank provides remuneration that is competitive against its competitors.

The overarching goal of the Bank's remuneration approach is to drive shareholder returns over the short and longer term. It does this by structuring its remuneration approach to meet the objectives of:

- aligning the interests of staff and shareholders; and
- attracting and retaining high quality staff.

The following principles underpin these objectives and are embedded in the Bank's remuneration system:

- to ensure that a significant amount of remuneration is at risk and solely dependent on performance;
- to appropriately motivate staff to focus on shareholder value creation by linking the profit share pool to the key drivers of shareholder returns, namely the Bank's profitability and return on ordinary equity in excess of the cost of capital;
- to provide for staff equity purchases or option participation that create identification with shareholder interests;
- to provide retention and deferral arrangements that encourage a long-term commitment to the Bank and hence to shareholders;
- to provide remuneration arrangements that are competitive on a global basis with the Bank's peers; and
- to provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded.

Driving Shareholder Returns by Aligning the Interests of Staff and Shareholders

The Bank aims to grow total returns for shareholders by motivating staff through its remuneration policy to increase the Bank's net profit after tax while sustaining a high relative return on ordinary equity. Growing net profit after tax and sustaining a high return on ordinary equity are fundamental drivers of total shareholder returns. These twin objectives encourage staff to expand existing businesses and establish promising new activities.

The Voting Directors consider that the remuneration approach and its consistency over time have been significant factors in driving the Bank's growth in earnings, and the maximisation of both return on ordinary equity and total returns to shareholders:

- the Bank's net profit after tax attributable to ordinary shareholders has increased from $117 million in 1997 to $1,463 million in 2007, reflecting a compound annual growth rate of 28.7 per cent over ten years, higher than that of its international investment banking competitors over the same period; and
- the Bank's Total Shareholder Return from its listing in 1996 to 31 March 2007 has been 1,814 per cent, which is higher than that of any company in the ASX Top 50 at the time the Bank listed its shares on ASX, and also higher than that of its international

investment banking competitors over the same period.

More details of the outcomes are provided in the Remuneration Report.

Driving Shareholder Returns by Attracting & Retaining High Quality Staff

The Bank aims to ensure that it attracts high quality staff and retains them by offering a competitive performance-driven remuneration package that encourages both long-term commitment and superior performance.

The retention of staff has become even more critical as the Bank has expanded internationally, as the Bank must be able to provide remuneration which is globally competitive.

In 2007, 55 per cent of income (excluding earnings on capital and after directly attributable costs including fee and commission expenses) came from offshore activities. As at 31 March 2007, 35 per cent of staff were based offshore.

Macquarie's success in staff retention is demonstrated by the very low levels of turnover experienced by the Bank. In the year to 31 March 2007, voluntary turnover at the Director levels (Executive Directors, Division Directors and Associate Directors) was approximately 7 per cent. However, this was up from less than 5 per cent the previous year and is up to double the Bank-wide average in the key international regions in which the Bank operates.

A consequence of this high retention is that Directors have a high average tenure at the Bank, with one-quarter of Directors having at least ten years experience at Macquarie (or an acquired company) and over thirty per cent having between five and ten years experience at Macquarie (or an acquired company), as at 31 March 2007.

Board Oversight

Board oversight of the Bank's remuneration policies and practices incorporates the following features:

- the Board Remuneration Committee comprises a majority of independent directors, with a formal charter which is available on the Bank's website;
- stringent processes are in place for managing conflicts of interest;
- an approval framework is in place which ensures that remuneration recommendations for executives and Non-Executive Voting Directors are approved at the most appropriate level:
  - — remuneration recommendations relating to Executive Committee members and Executive Voting Directors have been approved by the Independent Directors of the Board, subject to shareholder approval of performance option grants for Executive Voting Directors; and
  - — remuneration recommendations relating to all other Executive Directors are approved by the Board Remuneration Committee.

Independent Review

The Voting Directors have again sought independent advice from a US office of Towers Perrin that specialises in remuneration for investment banks. The key conclusions of this review included:

- Macquarie has used essentially the same remuneration system since the Bank was founded;
- the objectives on which Macquarie's remuneration system are built are similar to those cited in other leading global investment banks;
- Macquarie's remuneration system:
  - — has assisted Macquarie's top-of-market total shareholder return, return on ordinary equity and earnings growth over the past decade;
  - — has helped ensure that pay and performance are linked tightly; and
  - — has several means to align executive reward and shareholder value creation;
- Macquarie's remuneration governance process is similar to that in place at Macquarie's peer US investment banks;
- Macquarie's remuneration components support its remuneration principles and are very much in line with practices at peer global investment banks, including that:
  - — fixed remuneration is modest relative to total compensation, the bulk of which is delivered through variable means (annual and long-term incentives);
  - — Macquarie's annual profit share is based on profit and return on ordinary equity, similar to other investment banks;
  - — individual profit share awards to executives are highly differentiated by individual contribution and results;
  - — a portion of profit share is invested in equity and withheld for several years;

- executives must maintain an equity stake in the company; and
- equity-based compensation (in the form of MBL options) is used as a long-term incentive for executives;

- Macquarie's deferred profit share arrangements impose a longer vesting period than most of its international investment banking competitors;
- Macquarie uses performance hurdles on its options for Executive Directors, whereas typical US practice is either to have options vest solely after the fulfilment of service requirements, or to use restricted shares which also typically vest solely based on service; and
- Macquarie's total remuneration as a percentage of income or earnings before tax is in the same general range as that of peer global investment banks.

The findings of this review were critically evaluated by the Board's six Independent Voting Directors ("Independent Directors").

Detailed descriptions of the Bank's remuneration arrangements and other relevant disclosures are also contained in the Remuneration Report.

Noting that each Voting Director has a personal interest in their own remuneration from the Bank, as described in the Remuneration Report, the Board unanimously recommends that shareholders vote in favour of adopting the Remuneration Report.

Items 3 and 4: Re-election of Voting Directors Retiring by Rotation

Voting Directors, David Clarke, Mark Johnson, Catherine Livingstone and John Allpass, retire by rotation. Mr Clarke and Ms Livingstone offer themselves for re-election.

Mr Allpass and Mr Johnson have decided not to stand for re-election and so will retire from the Board at the end of this annual general meeting.

John Allpass has been an Independent Non-Executive Voting Director of the Bank since January 1994. He has been a valuable contributor to the Board, especially in his capacity as a member of the Board Audit and Compliance Committee, which he chaired for many years. The Board wishes to thank him for his significant contribution.

Mark Johnson joined Hill Samuel Australia Limited (the predecessor to Macquarie Bank Limited) in 1971 as Joint Managing Director, a position he held until 1977. He returned to the Bank in 1987 when he became an Executive Voting Director. Mr Johnson became Deputy Chairman in 2000 and recently retired as an Executive of the Bank. He has made an outstanding contribution to the business and the Bank over a long period and we thank him for his efforts.

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv)
Non-Executive Chairman from April 2007
Executive Chairman from the Bank's inception in February 1985 to March 2007
Chairman of the Board Nominating Committee
Member of the Board Remuneration Committee
Chairman of the Board Risk Committee
He is 65 years of age

David Clarke has been Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977 he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984 to March 2007 Executive Chairman. On 31 March 2007 he retired from executive responsibilities, stepping down from his position on the Bank's Executive Committee, and continues as Non-Executive Chairman. At the same time Mr Clarke retired as Chairman from the following Macquarie ASX-listed property trusts – Macquarie CountryWide, Macquarie ProLogis and Macquarie Office.

Mr Clarke will continue as Chairman of the Macquarie Bank Foundation.

He is also Chairman of McGuigan Simeon Wines Limited and Macquarie Goodman Group. He is an associate of ASX Limited ("ASX") and a member of the Investment Advisory Committee of the Australian Olympic Foundation, the Harvard Business School Asia Pacific Advisory Committee, the Board of the Centre for the Mind and the Bloomberg Asia Advisory Board.

Prior to submitting himself for re-election, Mr Clarke acknowledged to the Bank that he would have sufficient time to properly fulfil his duties to the Bank.

The Bank has noted that one of the ASX Corporate Governance Council's best practice recommendations is that listed companies should have an independent director as chairperson. While Mr Clarke is now Non-

Executive Chairman, he is not considered an Independent Director due to his recent service as an executive of the Bank. However, for the reasons set out below, the Board believes that Mr Clarke is the most appropriate person to continue to be the Bank's Chairman and that other measures adopted by the Bank provide an appropriate check on management.

He has been Chairman of Macquarie Bank Limited since it was founded and accordingly, has an extensive knowledge of the activities of the Bank and its busnesses, gained at the most senior management level. Given the Bank's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of the Bank's operations.

Mr Clarke's experience in investment banking, and as a chairman of major listed companies, is also important in ensuring that management provides the Board with adequate information to facilitate effective decision making. Mr Clarke's wide experience enables him to provide support and advice to the Managing Director and Chief Executive Officer while respecting executive responsibility.

The Bank's dependence on the performance of its staff is a further reason why, like most global investment banks, the Bank believes it is in shareholders' interests to have a number of Board members with operating experience of the businesses.

Mr Clarke has had a key role in setting the broad business strategies, recruitment and remuneration policies and professional and ethical standards, which have been the foundations of the Bank's long-term success.

The Bank has adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- the separation of the role of Chairman from that of the Managing Director and Chief Executive Officer;
- the appointment of Mr Kevin McCann as Lead Independent Director in 2003;
- having a majority of Independent Directors on the Board;
- the Independent Directors meeting at least once annually as a group and in the absence of any executives;
- the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member;
- all Voting Directors having access to other members of management in relation to the Board Committees of which they are members;
- the ability of Voting Directors to seek independent professional advice for company related matters at the Bank's expense;
- appropriate induction procedures for new Voting Directors so that they can fully contribute to Board discussions at the earliest possible time; and
- an annual assessment of the Chairman and the Managing Director by the Independent Directors.

The Board unanimously recommends that shareholders vote in favour of David Clarke's re-election.

Catherine B Livingstone BA (Hons) (Macquarie), FCA, FTSE
Independent Voting Director – joined the Board in November 2003
Chairman of the Board Audit and Compliance Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee
She is 51 years of age

Catherine Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been employed by chartered accounting firm, Price Waterhouse, for several years.

Ms Livingstone was awarded an Eisenhower Fellowship in 1999, the Institute of Chartered Accountants in Australia Chartered Accountant in Business Award in 2000 and the Centenary Medal in 2003 for service to Australian Society in Business Leadership. She was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002.

She is currently a director of Telstra Corporation Limited, a member of the Board of the Macquarie Graduate School of Management and a member of the Federal Education Minister's Business/Industry/Higher Education Council. She is a former Chairman of the CSIRO and a former director of Rural Press Limited, Goodman Fielder Limited and the Sydney Institute.

Prior to submitting herself for re-election, Ms Livingstone acknowledged to the Bank that she would have sufficient time to properly fulfil her duties to the Bank.

Ms Livingstone has a major interest in and understanding of innovation, including new business models, experience across a range of industries and in working with government and the public sector. She brings to the Board significant experience as a non-executive director with a focus on risk management and the tasks of audit committees.

The Board unanimously recommends that shareholders vote in favour of Catherine Livingstone's re-election.

Further information on Mr Clarke and Ms Livingstone is contained in Schedule 1 to the Directors' Report on pages 96 and 97 of the Bank's 2007 Annual Review.

Item 5: Election of Voting Director Appointed since the Last General Meeting

In May 2007 the Board resolved that the maximum number of Voting Directors, effective at the end of this year's Annual General Meeting, would be nine.

Mr PH Warne, having been appointed by the Board in June 2007 as a Voting Director, effective 1 July 2007, offers himself for election.

Peter H Warne BA (Macquarie)
Independent Voting Director
He is 51 years of age

An actuary by background, Peter Warne has strong experience in financial markets. From 1981 to 1999, he was employed at Bankers Trust Australia Limited ("BTAL") and from 1988 to 1999 was Head of BTAL's Financial Markets Group. He managed staff dealing and advising in fixed interest, money markets, treasury, futures, foreign exchange, economics and technical research. He also had additional responsibility for interest rate and foreign exchange derivatives, metals and mining, soft commodities and capital management from 1993 to 1999.

He has been a consultant to a variety of leading financial markets participants in Australia and was a consultant to the Bank for six months in 1999 on integration issues when the Bank acquired BTAL's investment banking business.

Mr Warne was a Director of the Sydney Futures Exchange ("SFE") from 1995 to 1999 and from 2000 to 2006 and was Deputy Chairman from 1995 to 1999. When the SFE merged with the Australian Stock Exchange last year, he joined that board and remains a Director of ASX Limited.

He is Chairman of Next Financial Limited, Australian Leisure and Entertainment Property Group and Capital Markets CRC Limited. He is also a Director of WHK Group Limited and Securities Industry Research Centre of Asia Pacific Limited and is a Member of the Advisory Board of the Australian Office of Financial Management.

He has recently announced his resignation from the board of Macquarie Capital Alliance Group.

Prior to his appointment to the Board, Mr Warne acknowledged to the Bank that he would have sufficient time to properly fulfil his duties to the Bank.

The Board unanimously recommends that shareholders vote in favour of Peter Warne's election.

Item 6: Voting Directors' Maximum Aggregate Remuneration for acting as Voting Directors

It is proposed to increase the maximum aggregate remuneration of the Board for acting as Voting Directors ("Remuneration Cap") by $1.0 million from $2.0 million per annum to $3.0 million per annum. No Executive Director receives fees for acting as a Voting Director.

Shareholder approval is sought both under Article 52 of the Bank's Constitution and ASX Listing Rule 10.17.

The proposed increase primarily reflects the necessity to include a Non-Executive Chairman fee given Mr Clarke's retirement from executive responsibilities in March 2007. The Board's policy is to remunerate Non-Executive Voting Directors ("NEDs") at market rates for comparable companies for the time commitment and responsibilities involved. Where considered appropriate, external advice on market rates is taken.

NED remuneration is reviewed annually for alignment with market rates. An external review of NED remuneration, based on the remuneration of non-executive directors at comparable companies in Australia, was finalised in early 2007. Board fees were increased following this advice.

Following this review, the Board has adopted a Non-Executive Chairman's fee of $680,000 per annum on an ongoing basis, subject to shareholders approving the requisite increase in the Remuneration Cap. Mr Clarke will not be separately remunerated for other Board Committee duties and is no longer entitled to participate in executive remuneration arrangements such as the Directors' Profit Share Plan or the Macquarie Bank Employee Share Option Plan.

For other NEDs, base remuneration is currently $190,000 per annum. Remuneration is also payable to NEDs for Board Committee duties, as follows:

- Chairman of the Board Audit and Compliance Committee - $60,000 per annum;
- Member of the Board Audit and Compliance Committee - $30,000 per annum;
- Chairman of the Board Remuneration Committee - $40,000 per annum;
- Member of the Board Remuneration Committee - $20,000 per annum;
- Chairman of the Board Corporate Governance Committee - $28,000 per annum;
- Member of the Board Corporate Governance Committee - $14,000 per annum;
- Member of the Board Nominating Committee - $4,500 per annum; and
- Member of the Board Risk Committee - $16,500 per annum.

NEDs also receive fees for other ad hoc work on behalf of the Bank such as membership of due diligence committees and the Board Sub-Committee on the Basel II risk framework implementation. In 2007 additional fees will be payable for due diligence responsibilities in relation to the proposed restructure of the Macquarie Bank Group.

Base fees and committee fees are paid quarterly. NEDs may elect to be paid their remuneration, in part, in the form of superannuation contributions and, following approval at the Bank's 1999 Annual General Meeting ("AGM"), in the form of shares in the Bank acquired under the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP"). Such shares are acquired on-market at prevailing market prices.

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for its NEDs. They are required to acquire and maintain a minimum shareholding in the Bank, with progressive annual step-ups to 6,000 fully paid ordinary shares over a five year period. This may be contributed to via participation in the NEDSAP. All NEDs currently meet or exceed their minimum shareholding requirement.

There are no termination payments to NEDs on their retirement from office (and never have been) other than payments relating to their accrued superannuation entitlements comprising part of their remuneration.

The maximum aggregate remuneration for Voting Directors was last increased at the Bank's 2005 AGM. Since then, the Bank has grown significantly:

- annual profit after tax attributable to ordinary shareholders from $812 million to $1,463 million;
- basic annual earnings per share from $3.70 to $5.92;
- net assets from about $4.4 billion to over $7.5 billion;
- total assets from about $68 billion to over $136 billion;
- assets under management from about $97 billion to over $197 billion; and
- permanent staff numbers from approximately 6,500 to over 10,000.

In addition, since 2005, demands on directors of listed companies under the law, by regulators and through community expectations, have continued to increase. In response to these demands, and due to the significant continuing growth of the Bank, the responsibilities and time commitment of NEDs have grown.

The number of Board and Committee meetings held each year has increased since 2005, with more matters being discussed.

The current, ongoing aggregate NED remuneration (excluding the Non-Executive Chairman) is approximately $1.7 million, allowing for expected due diligence committee meetings and other responsibilities. Adding a full year's Non-Executive Chairman's fee takes the aggregate to about $2.4 million, which is in excess of the current cap of $2.0 million.

The proposed Remuneration Cap increase will:

- create capacity for an appropriate full year fee to be paid to the Non-Executive Chairman;
- allow for growth in Board remuneration over time to reflect market movements,

increasing workloads and changing responsibilities, including potential new Board committee duties which may arise from corporate governance and other developments; and
- provide the Board with the flexibility to appoint a new Voting Director should this be considered appropriate and desirable.

In determining the appropriate Remuneration Cap, the Board took into account the fact that, excluding the Chairman, the Board has one less Non-Executive Director going forward than when the Remuneration Cap was last changed.

The Bank considers it essential that it has the resources available to attract and retain the highest quality candidates for Board and Board Committee positions.

With NEDs noting their interests in the matter, the Board unanimously recommends that shareholders approve the increase in the maximum aggregate Board remuneration.

Items 7 and 8: Approval of Executive Voting Directors' Participation in the Employee Share Option Plan

Requirement for Approval

ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. This rule applies to Voting Directors of the Bank.

The approval of shareholders is sought to permit Allan Moss and Laurie Cox to participate this year, with other executives, in the Macquarie Bank Employee Share Option Plan ("Plan") up to the maximum acquisition amounts specified in the resolutions.

Following shareholder approval at the Bank's 2006 AGM, the following options were issued to Voting Directors or their controlled companies on 1 August 2006 with an exercise price of $61.79:

- Allan Moss – 165,400 options;
- Mark Johnson – 18,495 options; and
- Laurie Cox – 9,245 options.

Approval Limits

The maximum number of ordinary shares and options to acquire ordinary shares for which approval is sought assumes that all of the options offered to the Executive Voting Directors are granted and subsequently exercised.

Terms of Issue

The proposed options will be granted pursuant to the rules governing the Plan ("Rules") and, other than as described in these Explanatory Notes, will have essentially the same terms as options issued to Executive Voting Directors under the Plan in recent years.

The five year options will be granted for no cash consideration and be exercisable at the weighted average price of ordinary shares traded on ASX during the one week up to and including 15 August 2007 (adjusted for special trades and any cum-dividend trading).

The options will vest as to one third of the allocation on each of 1 July 2009, 1 July 2010 and 1 July 2011. Each option cannot be exercised before vesting and will generally lapse unexercised if the relevant Executive Voting Director leaves the Bank before the option has vested. The Board has the authority to accelerate the vesting of options. The Board would consider exercising that discretion in the event of the bona fide retirement of an Executive Voting Director who has completed at least five years of service with Macquarie and who retires in good standing.

Once vested, options may only be exercised if the Bank's average annual return on ordinary equity for the three previous financial years has been above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the condition to be examined at the time of vesting only. If the condition is not met at the time of vesting, those options which have just vested will no longer be exercisable.

Background

Further information about the Bank's remuneration policy for Executive Voting Directors, including details concerning the use of options, is set out in the Remuneration Report in the 2007 Annual Review (pages 47 to 90). No significant changes to the remuneration arrangements of the Executive Voting Directors are proposed for 2007/08.

Included on pages 65 to 68 of the 2007 Annual Review is a description of the basis of the return on ordinary equity performance hurdle noted above and some data on how the Bank's return on ordinary equity compares with the relevant index and its international investment banking competitors – this information demonstrates that it is a challenging hurdle.

As previously indicated, the Board Remuneration Committee commissioned an independent review of remuneration in 2007 by a US office of remuneration consultants, Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available.

General findings of the report are included in the Remuneration Report on page 59 of the 2007 Annual Review.

Towers Perrin's specific conclusions on the Bank's use of options included:

- it is common for Macquarie's investment banking competitors to use equity-based compensation as an important part of their total remuneration programs in order to align management interests with those of shareholders;
- Macquarie's option program differs from typical US practice in that, in addition to the time-based vesting requirements, a return on ordinary equity hurdle must be met before any option granted to an Executive Voting Director can be exercised, whereas most US option grants vest based on service;
- return on ordinary equity is an appropriate measure to use for option vesting;
- the use of the S&P/ASX 100 index as the reference group for the performance hurdle is appropriate recognising a variety of factors, including that:
  - the Bank is an Australian company with a majority of Australian investors and, consistent with investor feedback, its performance should be judged against other major listed Australian companies;
  - the Bank's market capitalisation is such that the S&P/ASX 100 index is more appropriate than a broader index;
  - the S&P/ASX 100 index is maintained by an independent third party; and
  - the use of global investment banks as an alternative would produce a very small sample against which the Bank's performance would be judged, and the determination of such a sample may be considered subjective; and
- Macquarie's share utilisation is in line with the Bank's US investment banking competitors.

In summary, Towers Perrin's US office concluded that Macquarie's use of options provides another incentive for management to focus on both a critical input to value creation (return on ordinary equity) and the output of share price appreciation on which the actual value of an option depends.

As a result of the review, the Independent Directors of the Board are satisfied that for top management, compensation is appropriate and is structured in a way that is aligned with shareholder interests.

The Independent Directors believe that the Bank's remuneration policies and practices have been successful in meeting the Bank's remuneration objectives and delivering long-term value to shareholders. This is borne out by the Bank's very strong and sustained profit history and superior total shareholder returns, as discussed in the Bank's Remuneration Report.

The majority of option allocations are made in broadly the same manner as the annual allocation of profit share. This allows the Bank to match reward with performance and, due to the vesting over time of employee options, provide further incentives for executives to stay with the Bank and improve the Bank's performance, which will drive share price appreciation.

This year, it is proposed to grant Allan Moss 159,400 options and Laurie Cox 9,000 options under the Plan, broadly consistent with the approach described above.

The fair value of each option on grant will not be known precisely until they have been granted. However, as an indication for shareholders, the fair value has been estimated at $16.95 per option using a trinomial option pricing framework adjusted to take account of option trading period restrictions and the vesting timeframes. The following key assumptions were adopted in estimating the value of the proposed options: 6.8 per cent per annum risk free interest rate, four year expected average life of options, 20 per cent volatility of share price and dividend yield of 3.43 per cent per annum. The market price of the ordinary shares and the exercise price of the proposed options for the purpose of this calculation were assumed to be $87.60, the closing market price on 31 May 2007.

Each option is exercisable into one ordinary share of the Bank. As at 31 May 2007, the number of ordinary shares on issue was 262,989,892. Assuming that each of the options that are proposed to be granted to Mr Moss and Mr Cox is exercised, the extent to

which existing shareholders' interests will be diluted by the exercise of these options is less than 0.1%.

A summary of ASX trading in ordinary shares over the last year is shown in the following table.

Summary of Trading in Macquarie Bank Limited ordinary shares on ASX from June 2006 to May 2007

Month	**Monthly Share Price ($)**			**Monthly Volume (Millions)**
	High	Low	Close	
2006				
June	70.45	60.10	69.00	26.165
July	70.00	60.61	61.85	22.864
August	64.87	59.30	64.80	26.430
September	69.15	62.00	69.15	20.225
October	75.75	68.80	74.55	23.615
November	76.60	70.65	72.82	23.226
December	78.99	71.11	78.93	16.010
2007				
January	81.90	75.30	80.99	16.149
February	85.59	78.21	78.99	21.971
March	82.90	77.39	82.75	23.284
April	90.49	80.90	87.00	15.379
May	98.64	86.50	87.60	35.011

The Executive Voting Directors currently eligible to participate in the Plan are Allan Moss and Laurie Cox. Details of the remuneration and existing Bank share and option holdings of the Executive Voting Directors are shown on pages 71 to 95 in the Directors' Report in the 2007 Annual Review and in *Note 35 – Key Management Personnel disclosure* in the 2007 Financial Report.

As at 31 May 2007, the following options were held under the Plan by Allan Moss and Laurie Cox (or their controlled companies): Allan Moss 511,000 options and Laurie Cox 23,265 options.

Noting the interests of the Executive Voting Directors, the proposed option grants (being consistent with the grant of options to other senior executives of the Bank) are unanimously recommended to shareholders by the Independent Directors of the Board and, if approved, will be made as soon as practicable and no later than 31 December 2007.

Definitions

In these Explanatory Notes on Items of Business the terms "Executive Voting Director", "Non-Executive Voting Director" and "Voting Director" have the meaning given in the Constitution. The Voting Directors as at the date of the Notice of Meeting are: David S Clarke, Mark RG Johnson, Allan E Moss, John G Allpass, Laurence G Cox, Peter M Kirby, Catherine B Livingstone, H Kevin McCann, John R Niland and Helen M Nugent. Peter H Warne was appointed a Voting Director in June 2007 with effect from 1 July 2007.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,417
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,500 @ $28.74 28,617 @ $30.51 4,168 @ $31.54 1,666 @ $32.26 5,300 @ $33.11 4,166 @ $49.16
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	46,417 on 14/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,183,538	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,241,650	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	15 March 2007 but 25 July 2006 re: Macquarie Bank Limited ("MBL" fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL fully paid ordinary shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Date of change	8 June 2007
No. of securities held prior to change	• 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 800 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Class	MBL fully paid ordinary shares
Number acquired	500 shares
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$85.70 per share
No. of securities held after change	• 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 1,300 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 14 June 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,266
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,168 @ $21.66 2,266 @ $28.74 1,166 @ $34.60 1,666 @ $58.02
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,266 on 13/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,137,121	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,288,067	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

+ See chapter 19 for defined terms.

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,152
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $24.17 3,482 @ $28.74 16,002 @ $30.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21,152 on 12/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,127,855	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,297,931	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

+ See chapter 19 for defined terms.

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,416
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	10,750 @ $30.51 1,666 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12,416 on 08/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,106,703	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,319,083	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

+ See chapter 19 for defined terms.

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 08 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

MACQUARIE BANK APPOINTS PETER WARNE TO BOARD

Sydney, 8 June 2007 - Macquarie Bank Limited Chairman, David Clarke, today announced the appointment of Mr Peter Warne to the Macquarie Bank Board as an Independent Non-Executive Director, effective 1 July 2007.

Mr Clarke said the Board would benefit greatly from Mr Warne's financial market expertise, including a broad range of directorships held since 1999, and a deep practical and technical understanding of the financial services industry.

Mr Warne has held a range of directorships, notably with the Sydney Futures Exchange (SFE) (1990-1999 and 2000-2006) where he carried out a number of roles on the Board including Deputy Chairman. He joined the ASX Limited (ASX) Board when the SFE merged with the ASX. Other Board positions include Australian Leisure and Entertainment Property Group, Next Financial Limited and WHK Group Limited. He announced today his resignation from the Australian Boards that comprise Macquarie Capital Alliance Group, effective 30 June 2007.

An actuary by background, Mr Warne spent the 18 years prior to 1999 with Bankers Trust Australia Limited, where he developed an outstanding reputation, leading the Financial Markets Group for 11 years before having an important role in the merger of Bankers Trust Australia Limited's investment bank with Macquarie Bank.

In addition to his directorships, Mr Warne has been a consultant to a number of financial market participants, including to some leading financial services companies.

The appointment of Mr Warne as an Independent Director will bring the Macquarie Bank Board membership to 11, including 7 Independent Non-Executive Directors.

For further information, please contact:

Erica Sibree, Investor Relations — Tel: +612 8232 5008
Macquarie Bank

Lisa Jamieson, Public Relations — Tel: +612 8232 6016
Macquarie Bank

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,665
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	16,999 @ $28.74 5,000 @ $30.51 2,500 @ $32.26 3,500 @ $33.05 1,666 @ $36.99
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29,665 on 07/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,094,287	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,331,499	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 07 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,502
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	6,670 @ $30.51 5,000 @ $31.54 6,666 @ $32.75 5,166 @ $33.76 1,000 @ $36.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24,502 on 06/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,064,622	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,372,900	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 06 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

$^+$ See chapter 19 for defined terms.

ABN 46 008 583 542

Level 22
20 Bond Street
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Level 23
101 Collins Street
Melbourne VIC 3000

Level 25
345 Queen Street
GPO Box 1459
Brisbane QLD 4001

Telephone (61 2) 8232 3333
SWIFT MACQAU2S

Telephone (61 3) 9635 8000
Internet http://www.macquarie.com.au

Telephone (61 7) 3233 5333

6 June 2007

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

MACQUARIE
BANK

Dear Sir/Madam

Issue Price for Shares to be issued under the Dividend Reinvestment Plan ("DRP") in July 2007

Please be advised that the issue price for the new shares to be allotted pursuant to the operation of the Macquarie Bank Limited DRP in respect of the ordinary final dividend to be paid on 4 July 2007, including the 2.5% discount to the "Market Value", as defined in the DRP Rules, will be $86.44 per share.

Yours faithfully

Michael Panikian
Assistant Company Secretary

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

5 June 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE
BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 1 June 2007, was 0.62%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,968
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $25.00 1,666 @ $28.74 1,800 @ $30.51 1,166 @ $34.60 668 @ $36.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,968 on 05/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,040,120	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,397,402	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 05 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

END

+ See chapter 19 for defined terms.